(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

August 12, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Rutland Square Trust II (the trust):
Strategic Advisers Core Multi-Manager Fund Strategic Advisers Growth Multi-Manager Fund Strategic Advisers Value Multi-Manager Fund (the funds)
File Nos. (333-139427) and (811-21991)
Post-Effective Amendment Nos. 15 and 18

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 15 and 18 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

The filing serves to register Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Growth Multi-Manager Fund, and Strategic Advisers Value Multi-Manager Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Growth Multi-Manager Fund, and Strategic Advisers Value Multi-Manager Fund. The funds may be marketed through banks, savings and loan associations, or credit unions.

Pursuant to Rule 485(a), the trust elects an effective date of October 26, 2011. We request your comments by September 11, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Catherine Conlin
Catherine Conlin
Legal Product Group